UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
XPONENTIAL FITNESS, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
98422X101
(CUSIP Number)
Anthony Geisler
6789 Quail Hill Parkway #408
Irvine, CA 92603
Telephone: (949) 346-9793
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 15, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Anthony Geisler Trust U/A Dated 05/17/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 294,204(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 294,204(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,204(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⌧
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)
Consists of 294,204 shares of Class A Common Stock. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 32,287,000 shares of Class A Common Stock issued and outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 14, 2024.

1	NAME OF REPORTING PERSONS LAG Fit, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,513,208(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,513,208(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,208(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%(2)
14	TYPE OF REPORTING PERSON CO

(2)
Consists of (i) 83,330 shares of Class A Common Stock and (ii) 7,429,878 shares of Class B Common Stock. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 32,287,000 shares of Class A Common Stock issued and outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 14, 2024.

1	NAME OF REPORTING PERSONS Anthony Geisler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,059,475(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,059,475(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,059,475(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%(3)
14	TYPE OF REPORTING PERSON IN

(3)
Consists of (i) 252,063 shares of Class A Common Stock held directly by Anthony Geisler, (ii) 294,204 shares of Class A Common Stock held directly by the Anthony Geisler Trust U/A Dated 05/17/2011, (iii) 83,330 shares of Class A Common Stock held by LAG Fit, Inc. and (iv) 7,429,878 shares of Class B Common Stock held by LAG Fit, Inc. The aggregate percentage of shares of Class A Common Stock reported was calculated based on 32,287,000 shares of Class A Common Stock issued and outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 14, 2024.

EXPLANATORY STATEMENT
The following constitutes Amendment No. 4 (“Amendment No. 4”) to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the “Schedule 13D”) by the undersigned, as amended by the Amendment No. 1 thereto, filed on August 31, 2021, the Amendment No. 2 thereto, filed on February 22, 2023, and the Amendment No. 3 thereto, filed on June 18, 2024. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings given to them in the Schedule 13D. The Reporting Persons have also corrected the methodology used to calculate the percentage of shares beneficially owned in this Amendment No. 4.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following language:
As previously disclosed in the Schedule 13D filed by the Reporting Persons on August 5, 2021, the Reporting Persons are parties to a Tax Receivable Agreement (the “Tax Receivable Agreement”), which provides for, among other things, payment by the Issuer of 85% of the U.S. federal, state and local income tax or franchise tax savings realized by the Issuer as a result of (i) certain favorable tax attributes Issuer will acquire from certain mergers effected in connection with the Reorganization (including net operating losses and the disappearing entities’ allocable share of existing tax basis), (ii) increases in the Issuer’s allocable share of existing tax basis and tax basis adjustments that may result from (x) certain contributions and certain redemptions, each effected in connection with the Reorganization, (y) future taxable redemptions and exchanges of LLC Units by members of Xponential Holdings (other than the Issuer) and (z) certain payments made under the Tax Receivable Agreement, and (iii) deductions in respect of interest under the Tax Receivable Agreement.
Assignment and Assumption Agreement
As contemplated by the Tax Receivable Agreement, a party to the Tax Receivable Agreement may assign any of its rights under the agreement to any person as long as such transferee has executed and delivered a joinder to the Tax Receivable Agreement, agreeing to become a party to such agreement. On November 15, 2024, the Reporting Persons and BMG Fit, LLC (the “Sellers”) entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) with the Parallaxes Xenon, LLC (the “Purchaser”), pursuant to which the Sellers agreed to assign to the Purchaser their interests in, and rights and obligations under, the Tax Receivable Agreement with respect to any and all Common Units or other membership interests in OpCo that were subject to an Exchange prior to the effective date of the Assignment and Assumption Agreement (as such terms are defined in the Tax Receivable Agreement and collectively referred to as the “Transferred Interests”). The above summary is qualified by reference to the complete text of the Assignment and Assumption Agreement, a copy of which is attached as Exhibit 8 hereto.
Joinder Agreement
On November 15, 2024, the Issuer and Purchaser entered into a Joinder Agreement (the “Joinder Agreement”) to the Tax Receivable Agreement, pursuant to which the Purchaser acquired from the Sellers the right to receive the Transferred Interests.  The above summary is qualified by reference to the complete text of the Joinder Agreement, a copy of which is attached as Exhibit 9 hereto.
Item 7. Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following language:

Exhibit Number	Description of Exhibit

8	Assignment and Assumption Agreement, dated as of November 15, 2024, by and among Parallaxes Xenon, LLC, Anthony Geisler, the Anthony Geisler Trust U/A Dated 05/17/2021, LAG Fit, Inc. and BMG Fit, LLC.

9	Joinder Agreement to the Tax Receivable Agreement, dated as of November 15, 2024, by and among Xponential Fitness, Inc. and Parallaxes Xenon, LLC.

[The remainder of this page intentionally left blank]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 19, 2024
THE ANTHONY GEISLER TRUST U/A 05/17/2011

By:	/s/ Anthony Geisler
	Name:	Anthony Geisler
	Title:	Trustee

LAG FIT, INC.

By:	/s/ Anthony Geisler
	Name:	Anthony Geisler
	Title:	President

ANTHONY GEISLER

/s/ Anthony Geisler
Name:	Anthony Geisler